CUSO FINANCIAL SERVICES, L.P.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM THEREON

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO FINANCIAL SERVICES, L. P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10150 MEANLEY DRIVE, 1ST FLOOR
(No. and Street)

SAN DIEGO	CA	92131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD TAYLOR (315) 471-2191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Donald Taylor_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__CUSO FINANCIAL SERVICES, L. P._____ , as

of __December 31_____ , 20__20____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

__ACTING CFO_____

Title

Karen Gross 4/9/2021

Notary Public

> KAREN C. GROSS
> Notary Public - State of Florida
> Commission # HH 18637
> My Comm. Expires Oct 22, 2024

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
  of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSO FINANCIAL SERVICES, L.P.

TABLE OF CONTENTS



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Partners
CUSO Financial Services, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CUSO Financial Services, L.P. as of December 31, 2020, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CUSO Financial Services, L.P. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CUSO Financial Services, L.P.'s management. Our responsibility is to express an opinion on CUSO Financial Services, L.P.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CUSO Financial Services, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

CITRINCOOPERMAN®
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of CUSO Financial Services, L.P.'s financial statements. The supplemental information is the responsibility of CUSO Financial Services, L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as CUSO Financial Services, L.P.'s auditor since 2020.
New York, New York
April 14, 2021

CUSO FINANCIAL SERVICES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

	2020
ASSETS	
Cash and cash equivalents	$ 14,380,690
Receivables from clearing firms	14,263,890
Right-of-use asset	5,274,174
Other receivables	1,408,829
Due from affiliates	1,520,326
Investments	272,204
Other assets and deposits	1,988,019
Deposits with clearing firms	515,606
Property and equipment, net	1,183,664
Total assets	$ 40,807,402
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES	
Accounts payable	$ 1,238,557
Accrued commissions	12,776,080
Due to affiliate	25,798
Lease liability	5,872,425
Other accrued liabilities	4,832,815
Total liabilities	24,745,675
Commitments and contingencies (Note 6)	
PARTNERS' CAPITAL	16,061,727
Total liabilities and partners' capital	$ 40,807,402

The accompanying notes are an integral part of these financial statements.

CUSO FINANCIAL SERVICES, L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

	2020
Revenues:	
Commissions and clearing	$ 116,344,906
Advisory fees	48,549,767
Cash sweep fees	1,343,955
Marketing assistance	6,443,695
Backoffice service and technology fees	3,869,579
Other	1,829,113
Interest	49,418
Total revenues	178,430,433
Expenses:	
Commissions and clearing	126,583,630
Advisory fees	8,599,210
Employee compensation and benefits	27,988,219
Outside services	6,196,391
Meetings and conferences	1,024,602
Communication and technology	2,402,436
Occupancy and related expenses	1,281,112
Travel and entertainment	206,171
Taxes, licenses, insurance,and registration fees	588,852
Advertising and market development	310,494
Office supplies and printing	362,868
Interest and bank charges	4,040
Total expenses	175,548,025
Net income	$ 2,882,408

The accompanying notes are an integral part of these financial statements.

CUSO FINANCIAL SERVICES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2020

	General Partner	Limited Partners	Total
Balance at January 1, 2020	$ 4,007,146	$ 14,328,173	$ 18,335,319
Capital distributions	(1,289,000)	(3,867,000)	(5,156,000)
Net income	720,602	2,161,806	2,882,408
Balance at December 31, 2020	$ 3,438,748	$ 12,622,979	$ 16,061,727

The accompanying notes are an integral part of these financial statements.

CUSO FINANCIAL SERVICES, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

	2020
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,882,408
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	380,449
Non-cash Lease expense	(153,680)
Increase (decrease) in firm trading account	(23,455)
Decrease (increase) in assets:	
Receivables from clearing firms	(2,176,126)
Deposits with clearing firms	(772)
Other receivables	110,779
Other assets and deposits	(61,625)
Due from affiliate	21,328
Increase (decrease) in liabilities:	
Accounts payable	(109,733)
Accrued commissions	1,041,531
Due to affiliate	(833,245)
Other accrued liabilities	515,632
Net cash provided by operating activities	1,593,491
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of investments	79,982
Purchases of investments	(59,382)
Capital expenditures	(487,972)
Net cash used in investing activities	(467,372)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital distributions financing activities	(5,156,000)
Net cash used in financing activities	(5,156,000)
Net decrease in cash and cash equivalents	(4,029,881)
Cash and cash equivalents at the beginning of the year	18,410,570
Cash and cash equivalents at the end of the year	$ 14,380,690
Supplemental disclosure of cash flow information during the year:	
Cash paid for Interest	4,040

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

CUSO Financial Services, L.P. (the "Partnership"), a wholly owned Subsidiary of its ultimate parent Partnership Atria Wealth Solutions, Inc. ("AWSI"), is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership provides broker-dealer and investment advisory services primarily to credit unions and credit union service organizations, as an introducing broker-dealer, clearing customer transactions through other broker-dealers on a fully disclosed basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income and losses of the Partnership flow through to the partners, and the Partnership is not subject to income taxes. Accordingly, no income tax expense or deferred tax assets and liabilities are recorded within the Partnership's financial statements.

An expense has been recorded for state business and occupation taxes and minimum state franchise taxes. For the year ended December 31, 2020 the Partnership has recorded expense of $32,793 within taxes, insurance, licenses and registration expense in the Statement of Operations.

Concentration of Credit Risk

The Partnership maintains cash balances with various financial institutions. At December 31, 2020, accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2020, the Partnership had uninsured cash balances of $11,599,950. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not recognized any credit losses from these institutions.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

The Partnership maintains accounts at clearing firms, which are insured by the Securities Investors Protection Corporation up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment). As of December 31, 2020, the Partnership had uninsured cash balances of $1,832,185 at the Partnership's primary clearing firm. Management performs periodic evaluations of the relative credit standing of the clearing firm. The Partnership has not sustained any credit losses from this clearing firm.

At December 31, 2020, the Partnership had commission and transaction related receivables of $3,986,553 or 29% of $14,263,890 receivables from clearing firms with the Partnership's primary clearing firm.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Receivables from Clearing Firms and Other Receivables

Commissions and other receivables are stated at the amounts the Partnership expects to collect. The Partnership considers accounts receivable to be fully collectible. The determination of the amount of credit losses is based on the estimated creditworthiness of the counterparty and the length of time a receivable has been outstanding. Other factors are considered by management based on relevant information about past events, current conditions and reasonable supportable forecasts as deemed necessary on a transaction-by-transaction basis. The Partnership continually monitors these estimates over the life of the receivable. The allowance for uncollectible accounts reflects the amount of loss that can be reasonably estimated by management. No allowance for credit losses was recorded as of December 31, 2020.

Investments

As of December 31, 2020, the Partnership invested in a membership interest in an unrelated limited liability Partnership. The Partnership accounts for this investment in accordance with FASB ASC 323, *Equity Method and Joint Ventures.* Under the equity method, investments are recorded initially at cost. Subsequent adjustments are made through recognition in the Statement of Operations for the Partnership's share of post-acquisition profits and losses. Distributions received reduce the investment account. As of December 31, 2020, equity method investments of $216,191 are included in the Statement of Financial Condition within Investment line item and $27,301 of adjustments to equity method investments were recognized in the Statement of Operations within Other line item.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments (continued)

The Partnership also held investments in common stock and mutual funds in the amounts of $52,513 and $3,500, respectively, as of December 31, 2020. The Partnership accounts for these investments in accordance with FASB ASC 820, Fair Value Measurements. FASB ASC 820 establishes a framework for measuring fair value and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques.

As of December 31, 2020, the Partnership's investments in common stock and mutual funds are classified as Level 1, as they are valued based on quoted prices in active markets for identical assets that the Partnership has the ability to access. There were no transfers between levels for the year ended December 31, 2020.

Property and Equipment

Property and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed as incurred.

Revenue Recognition

Revenue from contracts with customers under ASC 606 Revenue Recognition Standard include commission income, distribution fees, fees from advisory business, fees from marketing assistance and backoffice support fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions and clearing – retail commissions

The Partnership buys and sells securities with or on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Partnership charges a commission. The Partnership's performance obligation with respect to commission trades is to execute a trade order once entered. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Trade modifications are treated as a new standalone transaction. Given that each unfulfilled trade is terminable at will based on terms and conditions of each customer agreement, the performance obligations are fulfilled on the trade date, with related execution costs being recognized on the same day.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Commissions and clearing - selling and distribution

The Partnership enters arrangements with investment funds to distribute shares to investors. The Partnership may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Partnership believes that its performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Partnership's influence, the Partnership does not believe that it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are related to performance obligations that have been satisfied.

Commissions and clearing - clearing

The Partnership earns clearing fees for transactions in which it assists in trade execution for a customer in accordance with their account agreement. The account agreement governs the terms and conditions for various services such as trade execution, clearing and custody. The Partnership charges fees for executing certain transactions in client accounts through the clearing firms. Transaction related charges are recognized on a trade-date basis, net of any clearing firm charges.

Advisory fees

The Partnership provides investment advisory services on a daily basis. The Partnership believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Partnership. Fee arrangements are based on a percentage applied to the customer's assets under management. As such, consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market movements. Revenues are recognized and accrued when the constraint has been removed.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Cash sweep fees

The Partnership has a formal revenue sharing agreement with our primary clearing firm in which the Partnership receives referral fees from bank deposit sweep fees earned on underlying financial instruments owned by the Partnership's clients. The revenue sharing fee paid by the clearing firm is calculated as a percentage of the average daily net assets in the bank deposit sweep program. The performance obligation for ongoing fees from the clearing firm is based upon the Partnership's clients continuing to maintain balances in the bank sweep program. The sweep agreements do not have a fixed duration other than overnight and can be terminated at any time by either party. As such, the performance obligation is satisfied each day and revenue is recognized.

Marketing assistance

The Partnership has selling group agreements with product sponsors to provide training support to representative and support programs. The Partnership provides these services on a daily basis. The Partnership believes the performance obligation is satisfied over time because the product sponsor is receiving and consuming the benefits as they are provided by the Partnership. Fee arrangements are based on a rate applied to total product sales or assets. As the value of product sponsor assets or sales volume are susceptible to unpredictable market changes, this revenue includes variable consideration and is constrained until the date that the fees are determinable. Revenues are recognized and accrued when the constraint has been removed.

Backoffice services and technology fees

The Partnership has service agreements to provide operational, marketing, technology services and administrative support to independent representatives and other broker dealers. The Partnership provides these services on a daily basis. The Partnership believes the performance obligation is satisfied over time because the independent representatives and other broker dealers are receiving and consuming the benefits as they are provided by the Partnership. Fees for these services are variable and calculated monthly and are therefore constrained. Revenues are recognized and accrued when the constraint has been removed.

Other

The Partnership has other income which includes insurance fee income, set up and conversion fee income, registration and compliance administrative charges. Other revenue is recognized over time, or at the point in time, when the Partnership satisfies its performance obligations.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Disaggregated Revenue from Contracts with Customers

The following table presents Revenue from contracts with customers by major source:

Commissions and clearing:		
Retail commission	$	3,683,369
Selling and distribution fees		106,848,684
Clearing charges		5,812,853
Sub-total commissions and clearing		116,344,906
Other fees:		
Advisory Fees		48,549,767
Marketing Assistance		6,443,695
Backoffice Support		3,869,579
Other		1,395,297
Sweep Fees		1,343,955
Sub-total other fees		61,602,293
Sub-total from contracts with customers		177,947,199
Other sources:		
Interest		49,418
Other		433,816
Sub-total from other sources		483,234
Total revenues	$	178,430,433

Right of Use Assets and Lease Liabilities

The Partnership recognizes its leases in accordance with ASC Topic 842, Leases. The guidance increases transparency and comparability by requiring the recognition of right-of-use assets ("ROU") and lease liabilities on the Statement of Financial Condition.

The Partnership conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of ROU assets and lease liabilities, which requires subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Partnership uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Right of Use Assets and Lease Liabilities (continued)

The Partnership's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 5% incremental borrowing rate. ROU assets also exclude lease incentives.

The Partnership has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Partnership is reasonably certain to exercise. The Partnership recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Partnership's office space lease requires it to make variable payments for the Partnership's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Adoption of New Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." Topic 820 removes or modifies certain current disclosures and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. ASU 2018-13 was effective beginning after December 15, 2019. The Partnership adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on the Partnership's financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current Generally Accepted Accounting Principles.

Recently Issued Accounting Pronouncements

There were no recently issued accounting pronouncements that would materially impact the Partnership's financial statements and related disclosures.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment net consists of the following at December 31:

	2020
Software	$ 2,228,451
Computers and equipment	2,125,842
Leasehold improvements	26,406
	4,380,699
Less: Accumulated depreciation and amortization	(3,197,035)
Total property and equipment, net	$ 1,183,664

Depreciation and amortization expense was $380,449 for the year ended December 31, 2020.

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following at December 31:

	2020
Employee benefits	$ 4,223,483
Client settlements and legal fees	95,225
FINRA fees payable	255,348
Other	258,759
Total other accrued liabilties	$ 4,832,815

NOTE 5 - NET CAPITAL REQUIREMENTS

The Partnership is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the net capital requirements and is required to maintain minimum net capital of $250,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2020, the Partnership had net capital of $7,650,038, which was $6,384,479 in excess of the required minimum net capital of $1,265,559. At December 31, 2020, the Partnership's ratio of aggregate indebtedness to net capital was 2.48 to 1.

The Partnership is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(i) and (ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Partnership is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Leases

The Partnership has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The lease is with Double Black Diamond Properties, LLC ("DBDP") and expires December 31, 2028. DBDP is a related party and is controlled by minority investors in AWSI. The Partnership generally pays taxes, insurance, and maintenance expenses related to the leased facilities. The Partnership classified the lease as an operating lease. The remaining life of the lease term for the lease was 8 years as of December 31, 2020. The lease does not contain a renewal option.

Total rent expense was approximately $635,655 for the year ended December 31, 2020. Total cash paid to the lease holder for the year ended December 31, 2020 was $774,523, of which approximately $743,000 were fixed costs and approximately $31,000 were variable costs.

Future minimum lease payments, exclusive of renewal provisions, and a reconciliation of undiscounted lease cash flows and the lease liability recognized in the Statement of Financial Condition as of December 31, 2020, are shown below:

NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

Leases (continued)

Year Ending December 31,	Total
2021	$ 728,394
2022	846,119
2023	871,503
2024	897,648
2025	924,577
Thereafter	2,943,665
Undiscounted cash flows	7,211,906
Discounting effect on cash flows	(1,339,481)
Lease liability (discounted)	$ 5,872,425

Litigation

The Partnership is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Partnership's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. In addition, the Partnership is subject to risks related to litigation and settlements arising from market events.

During the year ended December 31, 2020, the Partnership had client settlements and legal fees of $97,754 and a liability of $95,225 that is included in accrued liabilities within the Statement of Financial Condition and included in outside services within the Statement of Operations as of and for the year ended December 31, 2020, respectively. In the opinion of the Partnership's management, based on current available information, review with outside legal counsel and insurance coverage with respect to these matters, ultimate resolution of pending legal matters will not have a material impact on the financial position or results of operations of the Partnership. However, no assurance can be given that future legal proceedings would not have material effect on the Partnership's business, results of operations, cash flows or financial condition.

Clearing and Custody, and Trustee and Administrator Relationships

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership or its affiliates. The Partnership also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. However, the Partnership believes that the exposure is not material and it is unlikely it will have to make material payments under these arrangements. Also, it has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

NOTE 7 - PARTNERSHIP AGREEMENT

The Partnership Agreement ("Agreement") sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, ninety days following the Partnership's withdrawal as a broker-dealer from the FINRA. Under the Agreement, the general partner shall receive 25% and the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. Limited partners shall not be required to make additional capital contributions.

NOTE 8 - RELATED PARTY TRANSACTIONS

Licensing and Expense Sharing Agreements

The Partnership has signed a perpetual license and development agreement for monthly maintenance and development pertaining to the Partnership's software trading system with CUSO Financial Insurance and Technology Services, LLC ("CI&TS"), a related entity. Under the terms of this agreement, the Partnership incurs specified monthly fees for maintenance and ordinary development services. For the year ended December 31, 2020, the Company was charged $180,000 by CI&TS which is included in outside services in the accompanying Statement of Operations   This agreement is cancelable with one-year written notification and provides for a continued monthly user fee while the software is being utilized by the Partnership.

The Partnership has an expense sharing with CI&TS, which provides that the Partnership will pay CI&TS for insurance and technology licensing and CI&TS will pay the Partnership for technology development and maintenance services. Also, CI&TS shall pay certain overhead costs for the benefit of the Partnership. The Partnership is in no way obligated to repay CI&TS; but, at its sole discretion, it may repay CI&TS providing that such repayment would not result in the Partnership falling below 120% of its minimum net capital requirement. The CI&TS insurance service expense was $4,497,615 and for the year ended December 31, 2020 and is included within commission and clearing expense in the accompanying Statement of Operations. The CI&TS technology licensing expense was $2,857,270 for the year ended December 31, 2020 and is included within outside services expense in the accompanying Statement of Operations.

As of December 31, 2020, the Partnership had a liability to CI&TS $143,520, which is included within due to affiliates as a contra liability on the Statement of Financial Condition. These amounts did not result in the Partnership falling below 120% of its minimum net capital requirement and the Partnership intended to pay these amounts at year end.

CI&TS paid the Partnership for technology development and maintenance services in the amount of $3,930,050 for the year ended December 31, 2020 and the amounts are included as a contra expense within the accompanying Statement of Operations. Separately, the Partnership was due $1,565,194 from CI&TS and the receivable is included in due from affiliates in the Statement of Financial Condition.

The Partnership is involved in certain related party transactions with Sorrento Pacific Financial, LLC ("SPF"), an entity related through common ownership. For the year ended December 31, 2020, administrative and consulting services income from SPF was $806,148

NOTE 8 - RELATED PARTY TRANSACTIONS (continued))

Licensing and Expense Sharing Agreements (continued)

and is included within backoffice service and technology fees in the accompanying Statement of Operations. As of December 31, 2020, intercompany receivable from SPF was $98,652 and is included within due from affiliates within the accompanying Statement of Financial Condition.

The Partnership has an expense sharing agreement with parent Partnership AWSI. The Partnership's expense sharing agreement provides that it will pay AWSI for management and administrative services. For the year ended December 31, 2020, management and administrative services were $2,476,757 and are included in outside services in the accompanying Statement of Operations.

Conversely, the expense sharing agreement provides that AWSI will pay the Partnership for certain management and administrative services. For the year ended December 31, 2020, management and administrative services were $203,775 and are included in outside services as a contra expense in the accompanying Statement of Operations. As of December 31, 2020, the Partnership has a liability to AWSI of $25,798, which is included within due to affiliate on the Statement of Financial Condition. This amount did not result in the Partnership falling below 120% of its minimum net capital requirement and the Partnership intended to pay these amounts at year end.

NOTE 9 - EMPLOYEE 401(k) SAVINGS PLAN

The Partnership has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Partnership has an employer matching plan. Additionally, the Partnership may make a discretionary profit-sharing contribution to the Plan. Total matching and contributions by the Partnership were $610,754 for the year ended December 31, 2020 and are included within employee compensation and benefits in the accompanying Statement of Operations.

NOTE 10 - IMPACT OF COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Partnership is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Partnership's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 11 - SUBSEQUENT EVENTS

The Partnership evaluates events occurring after the date of the Statement of Financial Condition for potential recognition or disclosure. The Partnership did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements. The Partnership evaluated subsequent events through April 12, 2021, which is the date the financial statements were available to be issued.

CUSO FINANCIAL SERVICES, L.P.

SUPPLEMENTARY INFORMATION

CUSO FINANCIAL SERVICES, L.P.
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

	2020
Partners' capital	$ 16,061,727
Less non-allowable assets:	
Receivables from clearing firm	(1,877,580)
Other receivables	(1,410,281)
Due from Affiliates	(1,663,846)
Investments	(216,191)
Other assets and deposits	(1,988,019)
Notes receivable	-
Furniture, equipment and leasehold improvements	(1,183,664)
Non-allowable assets	(8,339,581)
Less other deductions and/or charges	(3,140)
Net capital before charges on security positions	7,719,006
Less charges on security positions:	
Other securities	(8,402)
Undue concentration	(15,043)
Money market funds	(45,523)
Charges on security positions	(68,968)
Net capital	$ 7,650,038

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3 % of aggregate indebtedness or $250,000, whichever is greater)	$ 1,265,559
Net capital in excess of amount required	$ 6,384,479
Aggregate indebtedness	$ 18,983,378
Ratio of aggregate indebtedness to net capital	2.48 to 1

There were no material differences existing between the above computation and the computation included in the Partnership's corresponding unaudited Form X-17A-5 Part IIA filing, as of December 31, 2020. Accordingly, no reconciliation is necessary.

CUSO FINANCIAL SERVICES, L.P.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2020

A computation of reserve requirement is not applicable to CUSO Financial Services, L.P., as the Partnership qualifies for exemption under Rule 15c3-3(k)(2)(i) and (ii) and the Partnership 's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership , (2) advisory activities, (3) cash sweep services, (4) marketing assistance, and (5) back-office and technology services, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CUSO FINANCIAL SERVICES, L.P.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2020

Information relating to possession or control requirements is not applicable to CUSO Financial Services, L.P., as the Partnership qualifies for exemption under the Rule 15c3-3 (k)(2)(i) and (ii) and the Partnership 's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership , (2) advisory activities, (3) cash sweep services, (4) marketing assistance, and (5) back-office and technology services, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Partners
CUSO Financial Services, L.P.

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) CUSO Financial Services, L.P. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CUSO Financial Services, L.P. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions") and (2) CUSO Financial Services, L.P. stated that CUSO Financial Services, L.P. met the identified exemption provisions throughout the most recent fiscal year, except as described in its exemption report, and (3) CUSO Financial Services, L.P. is filing its exemption report relying on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because CUSO Financial Services, L.P. has represented that it limits its business activities to that of effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to CUSO Financial Services, L.P., advisory activities, cash sweep fees, marketing assistance, backoffice and technology services and (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. CUSO Financial Services, L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CUSO Financial Services, L.P.'s compliance with the exemption provisions and Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the provisions set forth in Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Citrin Cooperman & Company, LLP

New York, New York
April 14, 2021

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

CITRINCOOPERMAN.COM

CUSO Financial Services, L.P.'s Exemption Report

CUSO Financial Services, L.P. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

> (1) The Partnership claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

> (2) The Partnership met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) for the period from January 1, 2020 through December 31, 2020 except as described below.

> (3) The Partnership is also filing this Exemption Report because the Partnership's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership, (2) advisory activities, (3) cash sweep services, (4) marketing assistance, and (5) back-office and technology services and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below.

The Partnership had 679 exceptions in which customer funds were not transmitted to our clearing firm, or to the respective issuer or its agent, by noon of the business day following receipt. The vast majority of exceptions, which resulted in a one to two day delay, were due to logistical challenges of having a centralized quality assurance process for transmitting customer funds. For quality assurance, representatives may promptly transmit customer funds to the Partnership's back office for review and approval before such funds are promptly transmitted to and deposited with our clearing broker, or to the respective issuer or its agent. For these exceptions, customers are not impacted as transactions are processed on trade date and not impacted by funds in transit.

CUSO Financial Services, L.P.

I, Donald Taylor, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Financial Officer / Managing Director

April 12, 2021